

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Sam Ataya
Chief Executive Officer
Western Magnesium Corp.
900 - 580 Hornby Street
Vancouver, BC, Canada, V6C 3B6

Re: Western Magnesium Corp.
Amendment No. 1 to Registration Statement on Form 10-12G
Exhibit No. 10.20
Filed November 5, 2021
File No. 000-56323

Dear Mr. Ataya:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance